UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           WHG RESORTS & CASINOS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929-24B-105
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (617) 461-1600

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 30, 1997
             (Date of Event which Requires Filing of this Statement)

            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No.         929-24B-105

(1)       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                    SUMNER M. REDSTONE
          ----------------------------------------------------------------------
                                    I.R.S. Identification No.
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)-------------------------------------------------------------------
|_|       (b)-------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions)          N/A
                                             -----------------------------------

(5)       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e).
                                           -------------------------------------

(6)      Citizenship or Place of Organization          United States
                                               ---------------------------------



- -----------------
Number of               (7)   Sole Voting Power
Shares                                            ------------------------------
Beneficially            (8)   Shared Voting Power             1,729,425*
Owned by                                          ------------------------------
Each                    (9)   Sole Dispositive Power          1,729,425
Reporting                                         ------------------------------
Person With             (10)  Shared Dispositive Power
- -----------------                                 ----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,729,425**
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                   ---------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                                    28.58%
          ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)             IN
                                                    ----------------------------


*  Voting power subject to Voting Agreement described in Item 6.
** Includes shares owned by National Amusements, Inc.

CUSIP No.         929-24B-105

(1)       Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                    NATIONAL AMUSEMENTS, INC.
          ----------------------------------------------------------------------
                                    I.R.S. Identification No. 04-2261332
          ----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)

|_|       (a)-------------------------------------------------------------------
|_|       (b)-------------------------------------------------------------------

(3)       SEC Use Only
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------

(4)       Sources of Funds (See Instructions)          N/A
                                             -----------------------------------

(5)       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e).
                                           -------------------------------------

(6)      Citizenship or Place of Organization          Maryland
                                               ---------------------------------



- -----------------
Number of               (7)   Sole Voting Power
Shares                                            ------------------------------
Beneficially            (8)   Shared Voting Power             870,975*
Owned by                                          ------------------------------
Each                    (9)   Sole Dispositive Power          870,975
Reporting                                         ------------------------------
Person With             (10)  Shared Dispositive Power
- -----------------                                 ----------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           870,975
          ----------------------------------------------------------------------

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)
                                   ---------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                                    14.4%
          ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)             CO
                                                    ----------------------------


*  Voting power subject to Voting Agreement described in Item 6.

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 1 hereby amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 30, 1997 by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of WHG Resorts & Casinos Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 6063 East Isla Verde Avenue, Caroline, Puerto Rico 00979.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended as follows:

          (a) NAI is currently the beneficial owner, with sole dispositive and shared voting power, of 870,975 shares, or approximately 14.4%, of the issued and outstanding Common Shares of the Issuer (based on the number of shares of the Issuer's Common Stock that were reported by the Issuer to be issued and outstanding as of September 15, 1997).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and shared voting power, of 858,450 shares, or approximately 14.18%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares of the Issuer that were reported by the Issuer to be issued and outstanding as of September 15, 1997). In addition, as a result of his stock ownership in NAI, Mr. Redstone is deemed the beneficial owner 870,975 shares of the issued and outstanding Common Shares of the Issuer, for a total of 1,729,425 Common Shares, or approximately 28.58% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of the Issuer's Common Stock that were reported by the issuer to be issued and outstanding as September 15,1997).

          (c) Ms. Shari Redstone is currently the beneficial owner, with sole dispositive and voting power of 2,000 shares, or approximately .03% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of the Issuer's Common Stock that were reported by the Issuer to be issued and outstanding as of September 15, 1997).

          (d) Mr. Philippe P. Dauman is currently the beneficial owner, with sole dispositive and voting power of 1,250 shares, or .02% of the issued and outstanding Common Shares of the Issuer (based on the number of shares of the Issuer's Common Stock that were reported by the Issuer to be issued and outstanding as of September 15,
               1997).

          (e) Mr. George Abrams is currently the beneficial owner, with sole dispositive and voting power of 500 shares, or .01% of the issued and outstanding Common Shares of the Issuer(based on the number of shares of the Issuer's Common Stock that were reported by the Issuer to be issued and outstanding as of September 15, 1997).

          All shared voting power  referred to in paragraphs (a) and (b) of this
Item 5 is pursuant to the Voting Agreement described in Item 6 hereof.

Item 6.   Contracts, Arrangements, Understandings
          or Relationship to Securities of the Issuer
          --------------------------------------------

          In connection with the proposed merger (the "Merger") of the Issuer with a subsidiary of Patriot American Hospitality Operating Company ("Patriot"), NAI and Mr. Redstone (i) entered into a Voting Agreement ("Voting Agreement"), dated as of September 30, 1997, with Patriot and certain of Patriot's subsidiaries and (ii) delivered affiliate letters to Patriot.

          The Voting Agreement provides, among other things, that NAI and Mr. Redstone grant Patriot irrevocable proxies to vote the shares of the Issuer's Common Stock beneficially owned by NAI and Mr. Redstone at all meetings of the Issuer's stockholders, at any adjournments thereof or in connection with any written consent of the Issuer's stockholders during the Proxy Term (as defined in the Voting Agreement) as follows:

          (i) in favor of the adoption of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 30, 1997, among Patriot, certain subsidiaries of Patriot and the Issuer and approval of the Merger and the other transactions contemplated by the Merger Agreement;

          (ii) against (x) any Acquisition Proposal, as that term is defined in the Merger Agreement, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled or (y) any change in the directors of Issuer, any change in the present capitalization of Issuer or any amendment to Issuer's certificate of incorporation or bylaws, any other material change in Issuer's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (y) could reasonably be expected to, impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated; and

         (iii) in favor of any other matter necessary for consummation of the transaction contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing.

          The description of the Voting Agreement set forth above is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is annexed hereto as Exhibit 99.1 under Item 7 hereof.


Item 7.   Material to be filed as Exhibits.
          ---------------------------------

99.1 Voting Agreement, dated as of September 30, 1997, among Patriot American Hospitality operating Company, Patriot American Hospitality Operating Company Acquisition Subsidiary, Patriot American Hospitality, Inc. and Sumner M. Redstone and National Amusements, Inc.

99.2 Affiliate Letter, dated as of September 30, 1997, executed by Sumner M. Redstone.

99.3 Affiliate Letter, dated as of September 30, 1997, executed by National Amusements, Inc.

                                  EXHIBIT INDEX
                                 ---------------

Exhibit                            Document
- -------                            --------

99.1 Voting Agreement, dated as of September 30, 1997, among Patriot American Hospitality operating Company, Patriot American Hospitality Operating Company Acquisition Subsidiary, Patriot American Hospitality, Inc. and Sumner M. Redstone and National Amusements, Inc.

99.2 Affiliate Letter, dated as of September 30, 1997, executed by Sumner M. Redstone.

99.3 Affiliate Lette, dated as of September 30, 1997, executed by National Amusements, Inc.





                                   Signatures


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



Dated:  October 3, 1997                 /s/  Sumner M. Redstone
                                        --------------------------------
                                               Sumner M. Redstone,
                                               Individually



                                        National Amusements, Inc.


                                        By:    /s/  Sumner M. Redstone
                                             ---------------------------
                                               Sumner M. Redstone
                                               Chairman, President and
                                               Chief Executive Officer